September 16, 2024

Katherine O'Halloran
Interim Chief Financial Officer
GoHealth, Inc.
222 W Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654

       Re: GoHealth, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for Quarterly Period Ended June 30, 2024
           Response Dated July 19, 2024
           File No. 001-39390
Dear Katherine O'Halloran:

       We have reviewed your July 19, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Performance and Operating Metrics, page 29

1. We note your revised disclosure and response to prior comment 2 regarding the Sales per
       Submission metric. Please refer to and consider the guidance in SEC Release No. 33-
       10751 and revise your disclosures to address the following:
           Clarify the intent of the measure and specifically address that it is not reflective of the company's revenue for the reporting period.
           Clarify how the non-agency revenues differ from agency revenues and specifically explain that the company does not receive commissions or fees on subsequent renewals for the non-agency policies. Additionally, explain how the relative proportion of agency and non-agency revenues could impact this metric.
           To the extent fluctuations in the relative proportion of agency and non-agency
 September 16, 2024
Page 2

           revenues have a significant impact on the metric, discuss this in your fluctuation analysis of results.
             Explain the relationship between partner marketing revenue and submissions. Also, revise your revenue recognition policy to clarify your reference to "over time"
           recognition for this revenue stream.
2. Regarding the Direct Operating Costs per Submission metric and response to prior comment 3, please refer to and consider the guidance in SEC Release No. 33-10751 and revise to address the following:
           Remove the reconciliation that starts with total consolidated operating expense and revise to disclose the composition of this metric by describing the three expense categories and related adjustments that comprise it.
           Describe the type of costs included in each of revenue share, marketing and advertising expense and customer care and enrollment and why such costs are considered direct and variable costs of submissions.
           Clarify that this metric excludes indirect/fixed costs.
           Regarding costs related to lookback adjustments, clarify that the adjustment relates solely to revenue share.
3. We note your revised disclosure and response to prior comment 4. It appears that your
       Adjusted Direct Operating Margin per Submission measure represents a measurement of performance or profit. Please revise to remove this measure from your future filings.
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brad Burd